[DELOITTE & TOUCHE LLP LETTERHEAD]

April 25, 1997

To the Board of Directors and Shareholders of
L. Luria & Son, Inc.
Miami Lakes, Florida

We have audited the financial statements of L. Luria & Son, Inc. as of February 1, 1997 and February 3, 1996 and for each of the two years in the period ended February 1, 1997, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated April 25, 1997.
Note 1 to such financial statements contains a description of the change in accounting principle regarding the capitalization of certain buying and warehousing costs to inventories. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche, LLP